UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2003


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [X]            Form 40-F   [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes    [_]           No    [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On June 26, 2003, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2003. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2003 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2003 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                         By:  /s/ Germain Lamonde
                                             -----------------------------------
                                             Name:  Germain Lamonde
                                             Title: President and Chief
                                                    Executive Officer



Date: July 3, 2003

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

PRESS RELEASE

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


                   EXFO REPORTS MODEST SALES GROWTH QUARTER-OVER-QUARTER

        o      SALES INCREASE OF 2% QUARTER-OVER-QUARTER

        o SALES IMPROVEMENT FOR PORTABLE AND MONITORING PRODUCT LINES OF 14% FOR THIRD QUARTER OF 2003 COMPARED TO SAME PERIOD IN 2002

        o      STRONG BALANCE SHEET WITH A CASH POSITION OF US$61.8 MILLION

QUEBEC CITY, CANADA, June 26, 2003--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) reported today modest sales growth for the third quarter ended May 31, 2003 compared to the previous quarter.

Sales increased 2% to US$15.1 million in the third quarter of fiscal 2003 from US$14.8 million in the second quarter of 2003, but decreased 8% from US$16.3 million in the third quarter of 2002.

"We are pleased that our increased focus on the network service provider (NSP) market, especially with heightened traction in protocol-layer testing, generated sales increases for our Portable and Monitoring product lines of 14% for the third quarter of fiscal 2003 compared to the same period in 2002 and 10% for the first three quarters of 2003 versus the same time last year," said Germain Lamonde, Chairman, President and CEO of EXFO. "These sales increases amidst a shrinking market lead us to believe that we're continuing to gain market share.

"Overall, our net bookings for the first three quarters of fiscal 2003 have been stable compared to the same period in 2002. However, third-quarter results fell below our expectations given the lower-than-expected positive seasonal effect on capital expenditures in the global telecommunications industry, geo-political and economic uncertainty, the outbreak of SARS as well as significant currency fluctuations that negatively impacted our operating expenses."

Pro forma net loss* for the third quarter of fiscal 2003 amounted to US$4.1 million, or US$0.06 per share, compared to a pro forma net loss of US$3.4 million, or US$0.05 per share, for the previous quarter and a pro forma net loss of US$3.9 million, or US$0.06 per share, for the third quarter of 2002.

Net loss for the third quarter of fiscal 2003 totaled US$38.4 million, or US$0.61 per share, compared to a net loss of US$4.2 million, or US$0.07 per share, for the second quarter of 2003 and a net loss of US$263.8 million, or US$4.29 per share, for the third quarter of 2002.

The net loss in the third quarter of fiscal 2003 is largely due to US$35.6 million in impairment of assets, namely US$24.3 million in future income tax assets, US$4.5 million in goodwill, US$2.9 million in intangible assets, US$2.3 million in R&D tax credits and US$1.6 million in inventories.

Gross margin, excluding the inventory write-off, amounted to 45.6% of sales for the third quarter of fiscal 2003. Including the inventory write-off, gross margin dropped to 34.7%.

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


As prescribed by generally accepted accounting principles (GAAP), EXFO reviewed the carrying value of its assets in the third quarter and determined there was some impairment. It should be noted, however, that these are one-time, non-cash charges that do not affect the company's day-to-day operations. EXFO has a strong balance sheet with a cash position of US$61.8 million to ensure its long-term growth.

Following the end of the third quarter, EXFO announced a restructuring plan that will provide approximately US$10 million in annualized pre-tax savings, which will begin to produce an impact in early fiscal 2004. The company reduced its workforce by 30%, rationalized its business operations and consolidated some of its manufacturing operations. These cost-reduction initiatives will incur charges of approximately US$4.8 million, including US$348,000 in the quarter ended and substantially all the rest in the fourth quarter.

BUSINESS HIGHLIGHTS

EXFO introduced 10 new products in the third quarter including the 2.5+ Gigabit Multi-Rate Transceiver for protocol-layer test applications, the Packet Blazer(TM) Fibre Channel test module for installation and commissioning of storage area networks, and the Integrated Applications Suite which automates the operation of test modules within the FTB-400 field-testing platform.

EXFO has turned its business around in the last two years from two-thirds Industrial and Scientific product lines--mostly with the collapse of the component manufacturer end-market--to two-thirds Portable and Monitoring product lines. As part of its restructuring plan, the company also announced that it was exiting the optical component manufacturing automation business.

OPERATING EXPENSES

Selling and administrative expenses amounted to US$7.7 million, or 50.7% of sales, in the third quarter of fiscal 2003 compared to US$7.0 million, or 47.7% of sales, in the second quarter of 2003 and US$8.8 million, or 53.5% of sales, in the third quarter of 2002.

Gross research and development expenses totaled US$4.6 million, or 30.7% of sales, in the third quarter of fiscal 2003 compared to US$4.4 million, or 29.9% of sales, in the previous quarter and US$4.7 million, or 28.9% of sales, in the third quarter of 2002.

BUSINESS OUTLOOK

EXFO forecasted sales between US$13.0 million and US$16.0 million and a pro forma net loss* between US$0.04 and US$0.07 per share (GAAP net loss between US$0.14 and US$0.20 per share) for the fourth quarter of fiscal 2003.

CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (EDT) to review its third-quarter results for fiscal 2003. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-7896. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until July 3, 2003. The replay number is 1-416-252-1143. The audio Webcast of the conference call will also be available on EXFO's Website at www.exfo.com/investors.
-----------------------

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


      *PRO FORMA NET LOSS REPRESENTS NET LOSS EXCLUDING AMORTIZATION AND
       WRITE-DOWN OF GOODWILL, FUTURE INCOME TAX ASSETS VALUATION ALLOWANCE, AND THE AFTER-TAX EFFECT OF AMORTIZATION AND WRITE-DOWN OF INTANGIBLE ASSETS, RESTRUCTURING AND OTHER CHARGES AS WELL AS INVENTORY AND TAX CREDIT WRITE-OFFS. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

                                                                                THREE MONTHS ENDED
                                                                                     MAY 31,
                                                                          -----------------------------
       ACTUAL RESULTS
                                                                              2003             2002
                                                                          -------------    ------------

                                                                                   (UNAUDITED)

       NET LOSS IN ACCORDANCE WITH GAAP                                   $  (38,427)      $ (263,826)

       PRO FORMA ADJUSTMENTS:
       AMORTIZATION OF GOODWILL                                                   --           12,472
       AMORTIZATION OF INTANGIBLE ASSETS                                       1,264            3,236
       WRITE-DOWN OF GOODWILL                                                  4,505          222,169
       WRITE-DOWN OF INTANGIBLE ASSETS                                         2,922           23,657
       TAX EFFECT ON AMORTIZATION OF INTANGIBLE ASSETS                          (430)          (1,086)
       TAX EFFECT ON WRITE-DOWN OF INTANGIBLE ASSETS                            (993)          (7,942)
       RESTRUCTURING AND OTHER CHARGES AND INVENTORY AND TAX CREDIT
          WRITE-OFFS                                                           4,291           11,124
       TAX EFFECT ON RESTRUCTURING AND OTHER CHARGES AND
          INVENTORY AND TAX CREDIT WRITE-OFFS                                 (1,459)          (3,734)
       FUTURE INCOME TAX ASSETS VALUATION ALLOWANCE                           24,260               --
                                                                          -------------    ------------

       PRO FORMA NET LOSS                                                 $   (4,067)      $   (3,930)
                                                                          =============    ============
       BASIC AND DILUTED NET LOSS PER SHARE IN ACCORDANCE WITH GAAP       $   (0.61)       $   (4.29)

       BASIC AND DILUTED PRO FORMA NET LOSS PER SHARE                     $   (0.06)       $   (0.06)


                                                                                THREE MONTHS ENDED
                                                                                 AUGUST 31, 2003
                                                                          -----------------------------
       OUTLOOK
                                                                                   (UNAUDITED)
       BASIC AND DILUTED NET LOSS PER SHARE IN ACCORDANCE WITH
       GAAP                                                         FROM  $   (0.14)       $   (0.20)

       PRO FORMA ADJUSTMENTS:
       AMORTIZATION OF INTANGIBLE ASSETS                                       0.02             0.02
       TAX EFFECT ON AMORTIZATION OF INTANGIBLE ASSETS                        (0.01)           (0.01)
       RESTRUCTURING AND OTHER CHARGES AND TAX CREDIT WRITE-OFF                0.06             0.08
       TAX EFFECT ON RESTRUCTURING AND OTHER CHARGES AND TAX CREDIT
       WRITE-OFF                                                              (0.02)           (0.03)
       FUTURE INCOME TAX ASSETS VALUATION ALLOWANCE                            0.05             0.07
                                                                          -------------    ------------

       BASIC AND DILUTED PRO FORMA NET LOSS PER SHARE               FROM  $   (0.04)       $   (0.07)
                                                                          =============    ============

       EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE INVESTOR BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


ABOUT EXFO

EXFO is a leading designer and manufacturer of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO develops products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments and test systems for optical transmission system and component vendors as well as for research and development labs.

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including global geo-political, economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

FOR MORE INFORMATION:
Vance Oliver
Investor Relations
(418) 683-0211
vance.oliver@exfo.com

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)

                                                               AS AT             AS AT
                                                              MAY 31,         AUGUST 31,
                                                               2003              2002
                                                          -------------      -------------
                                                           (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                  $   6,036          $   9,128
Short-term investments                                        55,797             40,553
Accounts receivable
     Trade, less allowance for doubtful accounts of $550
         ($520 as at August 31, 2002)                         10,629              9,881
     Other                                                     1,120              3,267
Income taxes and tax credits recoverable (note 4)              2,771             13,473
Inventories (notes 4 and 5)                                   20,245             23,822
Prepaid expenses                                               1,622              1,280
Future income taxes (note 4)                                     214              1,272
                                                          -------------      -------------

                                                              98,434            102,676

INCOME TAXES AND TAX CREDITS RECOVERABLE (note 4)              3,339              6,234

PROPERTY, PLANT AND EQUIPMENT                                 26,518             26,246

INTANGIBLE ASSETS (notes 4 and 6)                             11,838             16,464

GOODWILL (notes 3 and 4)                                      17,827             17,576

FUTURE INCOME TAXES (note 4)                                     434              8,730
                                                          -------------      -------------

                                                           $ 158,390          $ 177,926
                                                          =============      =============
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 7)          $  11,556          $  10,699
Income taxes payable                                           2,977                 --
Deferred revenue                                                 283                503
Current portion of long-term debt                                100                100
                                                          -------------      -------------

                                                              14,916             11,302

DEFERRED GRANTS                                                1,884                654

LONG-TERM DEBT                                                   490                564
                                                          -------------      -------------

                                                              17,290             12,520
                                                          -------------      -------------

CONTINGENCY (note 9)

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                492,428            489,611

CONTRIBUTED SURPLUS                                            1,498              1,487

CUMULATIVE TRANSLATION ADJUSTMENT                              8,843             (8,854)

DEFICIT                                                     (361,669)          (316,838)
                                                          -------------      -------------

                                                             141,100            165,406
                                                          -------------      -------------

                                                           $ 158,390          $ 177,926
                                                          =============      =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)


                                                THREE MONTHS          NINE MONTHS          THREE MONTHS         NINE MONTHS
                                                    ENDED                ENDED               ENDED                 ENDED
                                                MAY 31, 2003          MAY 31, 2003         MAY 31, 2002         MAY 31, 2002
                                              ------------------   -------------------  -------------------  -------------------
 SALES                                        $        15,103      $        47,604      $        16,348      $        51,087

 COST OF SALES*                                         9,858               25,087               17,080               42,497
                                              ------------------   -------------------  -------------------  -------------------

 GROSS MARGIN (LOSS)                                    5,245               22,517                 (732)               8,590
                                              ------------------   -------------------  -------------------  -------------------

 OPERATING EXPENSES
 Selling and administrative                             7,654               22,298                8,750               28,327
 Net research and development
      (notes 4 and 8)                                   5,882               12,681                3,454               10,272
 Amortization of property, plant and
      equipment                                         1,594                4,588                1,544                4,379
 Amortization of intangible assets                      1,264                3,746                3,236                9,976
 Write-down of intangible assets (note 4)               2,922                2,922               23,657               23,657
 Restructuring and other charges (note 4)                 348                  348                2,023                2,880
                                              ------------------   -------------------  -------------------  -------------------

 TOTAL OPERATING EXPENSES                              19,664               46,583               42,664               79,491
                                              ------------------   -------------------  -------------------  -------------------

 LOSS FROM OPERATIONS                                 (14,419)             (24,066)             (43,396)             (70,901)

 Interest income, net                                     379                  929                  261                1,239
 Foreign exchange loss                                   (600)              (1,310)                (801)                (714)
                                              ------------------   -------------------  -------------------  -------------------

 LOSS BEFORE INCOME TAXES AND AMORTIZATION
      AND WRITE-DOWN OF GOODWILL                      (14,640)             (24,447)             (43,936)             (70,376)
                                              ------------------   -------------------  -------------------  -------------------

 INCOME TAXES
 Current                                                2,206                5,887                 (787)              (8,602)
 Future                                                (7,184)             (14,268)             (13,964)             (15,718)
 Future income tax assets valuation
      allowance (note 4)                               24,260               24,260                   --                   --
                                              ------------------   -------------------  -------------------  -------------------

                                                       19,282               15,879              (14,751)             (24,320)
                                              ------------------   -------------------  -------------------  -------------------

 LOSS BEFORE AMORTIZATION AND WRITE-DOWN
      OF GOODWILL                                     (33,922)             (40,326)             (29,185)             (46,056)

 AMORTIZATION OF GOODWILL (note 2)                         --                   --               12,472               37,331
 WRITE-DOWN OF GOODWILL (note 4)                        4,505                4,505              222,169              222,169
                                              ------------------   -------------------  -------------------  -------------------

 NET LOSS FOR THE PERIOD                      $       (38,427)     $       (44,831)     $      (263,826)     $      (305,556)
                                              ==================   ===================  ===================  ===================

 BASIC AND DILUTED LOSS PER SHARE
 Loss before amortization and write-down
      of goodwill                             $         (0.54)     $         (0.64)     $         (0.47)     $         (0.76)
 Net loss                                     $         (0.61)     $         (0.71)     $         (4.29)     $         (5.06)

 BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                              63,014               62,791               61,443               60,391

 DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S) (note 10)                    63,506               63,232               61,677               60,719

* Including inventory write-offs of $1,646 for the periods ended May 31, 2003, and of $9,101 and $18,463 for the three months and the nine months ended May 31, 2002, respectively (note 4).


                  The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)

 DEFICIT
                                                      NINE MONTHS ENDED
                                                           MAY 31,
                                                ---------------------------
                                                      2003           2002
                                                ------------   ------------

 BALANCE - BEGINNING OF PERIOD                  $ (316,838)    $   (8,314)

 ADD
 Net loss for the period                           (44,831)      (305,556)
                                                ------------   ------------

 BALANCE - END OF PERIOD                        $ (361,669)    $ (313,870)
                                                ------------   ------------



 CONTRIBUTED SURPLUS
                                                      NINE MONTHS ENDED
                                                           MAY 31,
                                                ---------------------------
                                                      2003           2002
                                                ------------   ------------

 BALANCE - BEGINNING OF PERIOD                  $    1,487     $    1,457

 ADD
 Premium on resale of share capital                     11             26
                                                ------------   ------------

 BALANCE - END OF PERIOD                        $    1,498     $    1,483
                                                ------------   ------------


                  The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)


                                                THREE MONTHS         NINE MONTHS          THREE MONTHS         NINE MONTHS
                                                    ENDED               ENDED               ENDED                 ENDED
                                                MAY 31, 2003         MAY 31, 2003         MAY 31, 2002         MAY 31, 2002
                                              ------------------  ------------------  -------------------  -------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss for the period                      $        (38,427)   $        (44,831)   $       (263,826)    $       (305,556)
 Add (deduct) items not affecting cash and
      cash equivalents
      Discount on short-term investments                   (37)                226                 (14)                 527
      Inventory and tax credit write-offs                3,943               3,943               9,101               18,463
      Restructuring and other charges                       --                  --                 741                  741
      Amortization                                       2,858               8,334              17,252               51,686
      Foreign exchange loss (gain) on
          disposal of short-term investments                --                 (42)                  2                  (74)
      Future income taxes                               (7,184)            (14,268)            (13,964)             (15,718)
      Future income tax assets valuation
          allowance                                     24,260              24,260                  --                   --
      Write-down of goodwill and intangible
          assets                                         7,427               7,427             245,826              245,826
 Change in non-cash operating items
      Accounts receivable                                 (581)              2,777                 279               15,382
      Income taxes and tax credits                       5,051              15,692                (415)             (16,715)
      Inventories                                        1,539               5,522               1,679                1,652
      Prepaid expenses                                    (242)               (135)                126                  220
      Accounts payable and accrued
          liabilities                                       17                (475)                670               (4,777)
      Deferred revenue                                      59                (247)                (85)                (304)
      Deferred grants                                    1,225               1,140                  --                 (334)
                                              ------------------- ------------------- -------------------  ------------------

                                                           (92)              9,323              (2,628)              (8,981)
                                              ------------------- ------------------- -------------------  ------------------
 CASH FLOWS FROM FINANCING ACTIVITIES
 Repayment of long-term debt                               (30)               (108)                (23)                 (82)
 Issuance of share capital                                  17                  17                  --                   --
 Redemption of share capital                                --                  (7)                 --                   (2)
 Resale of share capital                                    --                  18                  --                   28
 Share issue expenses                                       --                   4                  --                  (14)
                                              ------------------- ------------------- -------------------  ------------------

                                                           (13)                (76)                (23)                 (70)
                                              ------------------- ------------------- -------------------  ------------------
 CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to short-term investments                  (135,708)           (346,893)           (108,709)            (491,755)
 Proceeds from disposal of short-term
      investments                                      134,619             337,911             110,527              514,658
 Additions to property, plant and equipment
      and intangible assets                               (234)             (2,250)               (369)              (4,669)
 Business combinations (note 3)                             --              (1,867)                 --               (9,756)
                                              ------------------- ------------------- -------------------  ------------------

                                                        (1,323)            (13,099)              1,449                8,478
                                              ------------------- ------------------- -------------------  ------------------

 CHANGE IN CASH AND CASH EQUIVALENTS                    (1,428)             (3,852)             (1,202)                (573)

 EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
      CASH AND CASH EQUIVALENTS                            159                 760                 224                  (29)

 CASH AND CASH EQUIVALENTS - BEGINNING OF
      PERIOD                                             7,305               9,128               8,105                7,729
                                              ------------------- ------------------- -------------------  ------------------

 CASH AND CASH EQUIVALENTS - END OF PERIOD    $          6,036    $          6,036    $          7,127     $          7,127
                                              =================== =================== ===================  ==================
 SUPPLEMENTARY INFORMATION
 Interest paid                                $             22    $            108    $             73     $            169
 Income taxes paid (recovered)                $         (2,033)   $         (7,495)   $           (381)    $          5,837


                  The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at May 31, 2003, and for the periods ended May 31, 2002 and 2003, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except for changes as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2    NEW ACCOUNTING STANDARDS

     In November 2001, the Canadian Institute of Chartered Accountants (CICA) issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. The company adopted this new standard prospectively on September 1, 2002. The company elected not to account for stock-based compensation costs arising from awards to employees using the fair value-based method and consequently, the adoption of this new standard had no impact on the company's financial results. However, the company complied with the standard by providing the required pro forma disclosures.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     Therefore, if the fair value-based method had been used to account for stock-based compensation costs related to stock options granted to employees since the adoption of the standard on September 1, 2002, the net loss and the related net loss per share figures would be as follows on a pro forma basis:

                                                               THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                  MAY 31, 2003          MAY 31, 2003
                                                               -------------------   --------------------
                                                                   (UNAUDITED)           (UNAUDITED)
    Net loss for the period                                    $        (38,427)     $        (44,831)
    Pro forma adjustment for stock-based compensation costs                (103)                 (266)
                                                               -------------------   --------------------

    Pro forma net loss for the period                          $        (38,530)     $        (45,097)
                                                               ===================   ====================
    Net loss per share                                         $          (0.61)     $          (0.71)
    Pro forma net loss per share                               $          (0.61)     $          (0.72)

     These options, which have a weighted average fair value of $0.83, will generate aggregate stock-based compensation costs of $1,002,400 over their vesting periods. Those costs will be amortized over their vesting periods using the graded vesting method resulting in annual stock-based compensation costs of $403,500 in 2003, $307,300 in 2004, $190,700 in 2005,
     $91,900 in 2006 and $9,000 in 2007.

     The fair value of options granted was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                               THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                   MAY 31, 2003         MAY 31, 2003
                                                              -------------------- --------------------
                                                                    (UNAUDITED)          (UNAUDITED)
    Risk-free interest rate                                               4.5%                 4.2%
    Expected volatility                                                    80%                  80%
    Dividend yield                                                         Nil                  Nil
    Weighted average expected life                                   29 months            29 months

     The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     In August 2001, the CICA issued section 3062 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon the adoption of this section. For any acquisitions completed after June 30, 2001, goodwill is not amortized.

     The company adopted section 3062 prospectively on September 1, 2002. Since the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, the company performed an initial impairment test in September 2002 to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

     Furthermore, under this new section, goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units (note 4).

     This change in accounting policy has been applied prospectively and, consequently, the amounts presented for prior periods have not been restated. The consolidated statements of earnings for the periods ended May 31, 2002, show the net loss and the net loss per share figures before the amortization of goodwill.

     In November 2002, the CICA issued section 3063 "Impairment of Long-Lived Assets", which is effective for fiscal years beginning on or after April 1, 2003. This new section changes existing rules for recognition and measurement of long-lived assets held for use. The section requires that an impairment charge be measured as the excess of the carrying value of an intangible asset over its fair value. The company adopted this new section prospectively on April 1, 2003, and tested its intangible assets under its new provisions (note 4).

     In November 2002, the CICA issued section 3475, "Disposal of long-lived Assets and Discontinued Operations", which is effective for disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. Under the new section, a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; a long-lived asset classified as held for sale is measured at the lower of its carrying value or fair value less cost to sell; a loss recognized on classification of long-lived assets as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and discontinued operations are defined more broadly than under existing rules. The company adopted this new standard prospectively on May 1, 2003, and its adoption had no impact on the company's financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


3    BUSINESS COMBINATION

     On October 7, 2002, a newly created wholly-owned subsidiary of the company, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of GNUBI COMMUNICATIONS, L.P., a U.S. company which supplies multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers as well as research and development laboratories. This acquisition was made to fully complement the company's offering, to enhance its competitive position with network service providers and system vendors as well as to expand its presence in the data communications test market.

     This acquisition was settled for a total consideration valued at $4,663,000 including acquisition-related costs of $162,000. The consideration paid consisted of $1,867,000 in cash, $2,796,000 by the issuance of 1,479,290 subordinate voting shares and a cash contingent consideration up to a maximum of $2,900,000, based on sales volume of EXFO Gnubi for the twelve months following the acquisition.

     The cash contingent consideration to be paid upon the realization of the defined sales volume is accounted for as additional acquisition cost and is recognized as additional cost of acquired core technology as sales occur. Since October 7, 2002, the company recognized $155,000 as additional cost of acquired core technology based on realized sales of EXFO Gnubi.

     The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula; that is, September 10, 2002.

     This acquisition has been accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since October 7, 2002; i.e., the date of acquisition.

     The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:


                                                                   (UNAUDITED)
    Assets acquired
         Current assets                                           $     755
         Property, plant and equipment                                  334
         Core technology                                                750
    Current liabilities assumed                                        (134)
                                                                  -----------

    Net identifiable assets acquired                                  1,705

    Goodwill                                                          2,958
                                                                  -----------

    Purchase price                                                    4,663

    Less: Subordinate voting shares issued                            2,796
                                                                  -----------

    Cash paid                                                     $   1,867
                                                                  ===========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     Core technology, which represents the existing technology that has reached technological feasibility, is amortized on a straight-line basis over its estimated useful life of five years. Goodwill, which will be fully deductible for income tax purposes, is not amortized but is reviewed for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of EXFO Gnubi below its carrying value.


4    SPECIAL CHARGES

     WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

     In May 2003, the company performed its annual impairment test on goodwill for all its reporting units, except for newly acquired EXFO Gnubi. Also, considering current market conditions in the telecommunications industry and the persisting unfavorable conditions affecting the subsidiaries' industry, the company reviewed the carrying value of intangible assets related to these reporting units.

     As a result of this assessment, the company concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions was impaired and it recorded a charge of $4,505,000 to write down goodwill and a pre-tax charge of $2,922,000 to write down core technology. Of the total impairment charge, $6,872,000 related to EXFO Burleigh for goodwill and core technology and $555,000 relates to EXFO Photonic Solutions for core technology.


     RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

     In November 2001, the company incurred restructuring charges to reduce costs and increase efficiency. The company recorded $410,000 in severance expenses for the 101 employees who were terminated, which are included in the restructuring and other charges in the statement of earnings for the nine months ended May 31, 2002. The company also recorded $3,500,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same period.

     In February 2002, the company incurred additional restructuring charges in order to align its cost structure to market conditions. The company recorded $447,000 in severance expenses for the additional 57 employees who were terminated, which are included in the restructuring and other charges in the statement of earnings for the nine months ended May 31, 2002. The company also recorded $5,862,000 in additional inventory write-offs for excess and obsolete inventories, which is included in the cost of sales in the statement of earnings for that same period.

     In May 2002, the company incurred additional charges to further reduce its costs. Under an additional structured plan, the company recorded $1,155,000 in severance expenses for the additional 192 employees who were terminated and $868,000 for the write-off of property plant and equipment. These charges are included in the restructuring and other charges in statements of earnings for the periods ended May 31, 2002. The company also recorded $9,101,000 in additional inventory write-offs for excess and obsolete inventories, which is included in the cost of sales for these same periods.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     In May 2003, the company implemented an additional restructuring plan to realign its cost structure to current market conditions. The first part of this plan, which was effective in May, resulted in 13 employees being terminated and severance expenses of $348,000 recorded in the restructuring and other charges in the statements of earnings for the periods ended May 31, 2003. The second part of this plan, which will occur mainly in the fourth quarter of 2003, will reduce its workforce by 30% overall and related restructuring and other charges will be recorded as incurred.

     Furthermore, in May 2003, the company recorded $1,646,000 in inventory write-offs for excess and obsolete inventories, which is included in the cost of sales in the statements of earnings for the periods ended May 31, 2003.

     As at May 31, 2003, accrued liabilities for these and past plans amounted to $312,000.


     FUTURE INCOME TAX ASSETS AND RESEARCH AND DEVELOPMENT TAX CREDITS

     In May 31, 2003, the company reviewed the carrying value of its future income tax assets and its research and development tax credits. Considering current market conditions and because the company recorded losses for current and past fiscal years, it concluded that it is more likely than not that some of its future income tax assets and research and development tax credits will not be recoverable and that a valuation allowance and write-off were required. Accordingly, the company recorded a valuation allowance of $24,260,000 to write off most of its future income tax assets mainly related to the parent company, EXFO Protocol and EXFO Burleigh and wrote off $2,297,000 in research and development tax credits related to EXFO Protocol. The valuation allowance was recorded in the income tax expense in the statements of earnings for the periods ended May 31, 2003, and the write-off of research and development tax credits was recorded in the net research and development expenses in the statements of earnings for these same periods.

     From the $24,260,000 valuation allowance for future income tax assets, $12,120,000 represent tax assets that can be carried forward indefinitely against future years taxable income, while $12,140,000 represent tax assets that can be carried forward against future years taxable income mainly over the next seven years. All tax credits written off can be carried forward indefinitely against future years taxable income.


5    INVENTORIES

                                                  AS AT              AS AT
                                                 MAY 31,           AUGUST 31,
                                                  2003               2002
                                            ---------------    -----------------
                                               (UNAUDITED)

      Raw materials                         $     9,702         $     13,507
      Work in progress                            1,408                1,382
      Finished goods                              9,135                8,933
                                            ----------------    ----------------

                                            $    20,245         $     23,822
                                            ================    ================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


6    INTANGIBLE ASSETS

                                                                                      AS AT MAY 31, 2003
                                                              ------------------------------------------------------------------
                                                                                         ACCUMULATED
                                                                     COST               AMORTIZATION                NET
                                                              -------------------    --------------------   --------------------
                                                                                          (UNAUDITED)
     Core technology (note 4)                                 $         31,347       $         19,629       $        11,718
     Acquired in-process research and development                        4,524                  4,524                    --
     Work force                                                          2,271                  2,271                    --
     Other                                                                 589                    469                   120
                                                              -------------------    --------------------   --------------------

                                                              $         38,731       $         26,893       $        11,838
                                                              ===================    ====================   ====================


                                                                                     AS AT AUGUST 31, 2002
                                                              ------------------------------------------------------------------
                                                                                         ACCUMULATED
                                                                     COST               AMORTIZATION                NET
                                                              -------------------    --------------------   --------------------

     Core technology                                          $         31,086       $         14,816       $        16,270
     Acquired in-process research and development                        4,195                  4,195                    --
     Work force                                                          2,148                  2,148                    --
     Other                                                                 498                    304                   194
                                                              -------------------    --------------------   --------------------

                                                              $         37,927       $         21,463       $        16,464
                                                              ===================    ====================   ====================


7    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                             AS AT                AS AT
                                                                                            MAY 31,             AUGUST 31,
                                                                                             2003                 2002
                                                                                      -------------------    ------------------
                                                                                        (UNAUDITED)
      Trade                                                                           $          4,700       $        4,738
      Salaries and social benefits                                                               4,708                2,638
      Warranty                                                                                     823                  849
      Tax on capital                                                                               310                  856
      Restructuring charges (note 4)                                                               312                  782
      Other                                                                                        703                  836
                                                                                      -------------------    ------------------

                                                                                      $         11,556       $       10,699
                                                                                      ===================    ==================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


8    NET RESEARCH AND DEVELOPMENT EXPENSES

                                                 THREE MONTHS         NINE MONTHS          THREE MONTHS         NINE MONTHS
                                                    ENDED                ENDED                ENDED                ENDED
                                                MAY 31, 2003         MAY 31, 2003          MAY 31, 2002         MAY 31, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)           (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
      Gross research and development
          expenses                           $          4,639     $         13,261      $          4,723     $         13,756
      Research and development tax credits             (1,038)              (2,995)               (1,159)              (3,176)
      Government grants                                   (16)                 (46)                 (110)                (308)
      Write-off of research and
          development tax credits (note 4)              2,297                2,297                    --                   --
                                             -------------------  -------------------   ------------------   ------------------

                                             $          5,882     $         12,517      $          3,454     $         10,272
                                             ===================  ===================   ===================  ==================


9    CONTINGENCY

     On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class-action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers, whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

     On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters;
     (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

     In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Telling Agreements entered into with the plaintiffs.

     Management believes that the company and its executive officers have fully complied with all applicable securities laws and that the claims against it are without merit. The company has referred this matter to its insurers and is vigorously defending its position in this litigation. However, at this time, it is not possible to predict the final outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the consolidated financial statements as of May 31, 2003.


10   LOSS PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted loss per share calculation:

                                                 THREE MONTHS         NINE MONTHS          THREE MONTHS         NINE MONTHS
                                                    ENDED                ENDED                ENDED                ENDED
                                                MAY 31, 2003         MAY 31, 2003          MAY 31, 2002         MAY 31, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)           (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
      Basic weighted average number of
          shares outstanding (000's)                63,014               62,791                61,443               60,391
      Stock options (000's)                            347                  273                    --                   41
      Restricted stock awards (000's)                  145                  168                   234                  287
                                             -------------------  -------------------   ------------------   ------------------

      Diluted weighted average number of
          shares outstanding (000's)                63,506               63,232                61,677               60,719
                                             ===================  ===================   ==================   ==================

      Stock options excluded from the
          calculation of diluted loss per
          share because their exercise
          price was greater than the
          average market price of the
          common shares (000's)                      2,638                2,633                 3,098                2,728
                                             ===================  ===================   ==================   ==================

     The diluted loss per share for the periods ended May 31, 2002 and 2003, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


11   DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 19 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes significant additional changes occurring since the most recent consolidated annual financial statements and provides a quantitative analysis of these significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

     RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

                                                 THREE MONTHS         NINE MONTHS          THREE MONTHS         NINE MONTHS
                                                    ENDED                ENDED                ENDED                ENDED
                                                MAY 31, 2003         MAY 31, 2003          MAY 31, 2002         MAY 31, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)          (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
      Net loss for the period in accordance
          with Canadian GAAP                    $  (38,427)         $  (44,831)          $  (263,826)           $  (305,556)
      Non-cash stock-based compensation
          costs related to stock option plan           (34)                (89)                 (138)                  (569)
      Non-cash stock-based compensation
          costs related to stock purchase
          plan                                         368                 228                  (231)                  (590)
      Non-cash stock-based compensation
          costs related to restricted stock
          award plan                                  (201)               (769)                 (415)                (2,442)
      Unrealized gains on forward exchange
          contracts                                  1,809               1,809                   617                    397
      Future income taxes on forward
          exchange contracts                          (597)               (597)                 (204)                  (131)
      Acquired in-process research and
          development                                   --                  --                   420                   (420)
      Future income taxes on acquired
          in-process research and development           --                  --                  (133)                  (312)
      Write-down of goodwill and intangible
          assets                                     6,178               6,178               (62,557)               (62,557)
      Future income taxes on write-down of
          intangible assets                             --                  --                 1,154                  1,154
      Amortization of intangible assets                239                 717                    --                     --
      Future income taxes on amortization of
          intangible assets                            (80)               (240)                   --                     --
      Valuation allowance on future income
          tax assets                                  (237)               (237)                   --                     --
      Amortization of goodwill                          --                  --                (3,244)                (9,723)
                                                ------------------- ------------------- -------------------  ------------------

      Net loss for the period in accordance
          with U.S. GAAP                           (30,982)            (37,831)             (328,557)              (380,749)

      Other comprehensive income
          Foreign currency translation
               adjustments                          10,272              18,528                13,360                  2,459
                                                ------------------- ------------------- -------------------  ------------------

      Comprehensive loss                        $  (20,710)         $  (19,303)          $  (315,197)           $  (378,290)
                                                =================== =================== ===================  ==================

      Basic and diluted net loss per share
          in accordance with U.S. GAAP          $    (0.49)         $    (0.60)          $     (5.35)           $     (6.30)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     SHAREHOLDERS' EQUITY

     As a result of the aforementioned adjustments to net loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

     SHARE CAPITAL

                                                                                       AS AT                     AS AT
                                                                                      MAY 31,                 AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    --------------------
                                                                                    (UNAUDITED)
      Share capital in accordance with Canadian GAAP                            $      492,428           $      489,611
      Stock-based compensation costs related to stock purchase
          plan
          Current period                                                                  (552)                     (64)
          Cumulative effect of prior periods                                             5,748                    2,542
      Reclassification from other capital upon exercise of restricted stock
          awards                                                                         1,582                    3,270
      Shares issued upon business combinations                                          65,584                   65,584
                                                                                ---------------------    --------------------

      Share capital in accordance with U.S. GAAP                                $      564,790           $      560,943
                                                                                =====================    ====================


     DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                       AS AT                     AS AT
                                                                                      MAY 31,                 AUGUST 31,
                                                                                       20003                     2002
                                                                                ---------------------    --------------------
                                                                                    (UNAUDITED)

      Deferred stock-based compensation costs in accordance with Canadian
          GAAP                                                                  $           --           $           --
      Stock-based compensation costs related to stock-based compensation plans
          Cumulative effect of prior periods                                            (2,867)                  (7,968)
      Amortization for the period                                                        1,375                    4,698
      Reduction of stock-based compensation costs                                          106                      403
                                                                                ---------------------    --------------------

      Deferred stock-based compensation costs in accordance with U.S. GAAP      $       (1,386)          $       (2,867)
                                                                                =====================    ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     OTHER CAPITAL

                                                                                       AS AT                     AS AT
                                                                                      MAY 31,                 AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    --------------------
                                                                                    (UNAUDITED)
      Other capital in accordance with Canadian GAAP                            $           --           $           --
      Stock-based compensation costs related to stock-based compensation plans
          Cumulative effect of prior periods                                             7,693                   12,350
      Reduction of stock-based compensation costs                                         (299)                  (1,387)
      Reclassification to share capital upon exercise of restricted stock
          awards                                                                        (1,582)                  (3,270)
                                                                                ---------------------    --------------------

      Other capital in accordance with U.S. GAAP                                $        5,812           $        7,693
                                                                                =====================    ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     DEFICIT

                                                                                        AS AT                    AS AT
                                                                                       MAY 31,                 AUGUST 31,
                                                                                        2003                     2002
                                                                                ---------------------     -------------------
                                                                                    (UNAUDITED)
      Deficit in accordance with Canadian GAAP                                  $     (361,669)           $    (316,838)
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                  (630)                  (3,650)
          Cumulative effect of prior periods                                           (10,574)                  (6,924)
      Unrealized gains on forward exchange contracts, net of related future income taxes
          Current period                                                                 1,212                      232
          Cumulative effect of prior periods                                               349                      117
      Future income taxes on acquired in-process research and development
          Current period                                                                    --                     (444)
          Cumulative effect of prior periods                                            (1,380)                    (936)
      Write-down of goodwill and intangible assets
          Current period                                                                 6,178                  (62,557)
          Cumulative effect of prior periods                                           (62,557)                      --
      Future income taxes on write-down of intangible assets
          Current period                                                                    --                    1,154
          Cumulative effect of prior periods                                             1,154                       --
      Amortization of intangible assets
          Current period                                                                   717                      239
          Cumulative effect of prior periods                                               239                       --
      Future income taxes on amortization of intangible assets
          Current period                                                                  (240)                     (80)
          Cumulative effect of prior periods                                               (80)                      --
      Valuation allowance on future income tax assets
          Current period                                                                  (237)                      --
      Amortization of goodwill
          Current period                                                                    --                   (9,263)
          Cumulative effect of prior periods                                           (17,716)                  (8,453)
      Change in reporting currency
          Cumulative effect of prior periods                                             1,016                    1,016
                                                                                ---------------------     -------------------

      Deficit in accordance with U.S. GAAP                                      $     (444,218)           $    (406,387)
                                                                                =====================     ===================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                       AS AT                     AS AT
                                                                                      MAY 31,                 AUGUST 31,
                                                                                       2003                      2002
                                                                                ---------------------    -------------------
                                                                                    (UNAUDITED)
      Foreign currency translation adjustments
      Balance - Beginning of period                                             $      (12,227)          $       (9,349)
      Change during the period                                                          18,528                   (2,878)
                                                                                ---------------------    -------------------

      Balance - End of period                                                   $        6,301           $      (12,227)
                                                                                =====================    ===================

     BALANCE SHEETS

     The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP.

                                                         AS AT MAY 31, 2003                     AS AT AUGUST 31, 2002
                                               --------------------------------------- ----------------------------------------
                                                  AS REPORTED          U.S. GAAP          AS REPORTED           U.S. GAAP

                                                  (UNAUDITED)         (UNAUDITED)
      Intangible assets
          Cost                                 $         38,731    $         33,293    $         37,927    $         30,301
          Accumulated amortization                      (26,893)            (21,652)            (21,463)            (17,030)
                                               ------------------- ------------------- ------------------- --------------------

                                               $         11,838    $         11,641    $         16,464    $         13,271
                                               =================== =================== =================== ====================
      Goodwill
          Cost                                 $         90,123    $         98,583    $         87,025    $         92,747
          Accumulated amortization                      (72,296)            (90,365)            (69,449)            (87,251)
                                               ------------------- ------------------- ------------------- --------------------

                                               $         17,827    $          8,218    $         17,576    $          5,496
                                               =================== =================== =================== ====================
      Shareholders' equity
          Share capital                        $        492,428    $        564,790    $        489,611    $        560,943
          Contributed surplus                             1,498               1,498               1,487               1,487
          Cumulative translation
               adjustment                                 8,843                  --              (8,854)                 --
          Deferred stock-based
               compensation costs                            --              (1,386)                 --              (2,867)
          Other capital                                      --               5,812                  --               7,693
          Deficit                                      (361,669)           (444,218)           (316,838)           (406,387)
          Accumulated other
               comprehensive income
               (loss)                                        --               6,301                  --             (12,227)
                                               ------------------- ------------------- ------------------- --------------------

                                               $        141,100    $        132,797    $        165,406    $        148,642
                                               =================== =================== =================== ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     STATEMENTS OF CASH FLOWS

     For the periods ended May 31, 2002 and 2003, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

     UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATION

     Under U.S. GAAP, pro forma information must be provided as though the business combination had occurred at the beginning of the reported periods.

     The following unaudited pro forma information reflects the results of operations as if the acquisition of substantially all the assets of GNUBI COMMUNICATIONS, L.P., had been completed on September 1, 2001 and 2002.

     Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                                                 THREE MONTHS         NINE MONTHS          THREE MONTHS         NINE MONTHS
                                                    ENDED                ENDED                ENDED                ENDED
                                                MAY 31, 2003         MAY 31, 2003          MAY 31, 2002         MAY 31, 2002
                                             -------------------  -------------------   ------------------   ------------------
                                                (UNAUDITED)          (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
      Sales                                  $         15,103     $         47,804      $         17,947     $         57,583
      Net loss                               $        (30,982)    $        (38,029)     $       (330,989)    $       (388,053)
      Basis and diluted net loss per share   $         (0.49)     $         (0.61)      $         (5.26)     $         (6.27)

     NEW ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standard Board (FASB) issued SFAS 142 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of this statement. For any acquisitions completed after June 30, 2001, goodwill is not amortized. The company adopted SFAS 142 prospectively on September 1, 2002. Since the adoption of this new statement, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of SFAS 142, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under SFAS 142, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     Goodwill is also tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units.

     The following table summarizes the impact of this change in accounting policy on the net loss and the net loss per share for the comparative previous periods on a pro forma basis:

                                                                     THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                        MAY 31, 2002             MAY 31, 2002
                                                                     --------------------     --------------------
                                                                         (UNAUDITED)               (UNAUDITED)
    Net loss for the period                                          $       (328,557)        $       (380,749)
    Add-back:
    Amortization of goodwill for the period                                    15,716                   47,054
                                                                     --------------------     --------------------

    Pro forma net loss for the period                                $       (312,841)        $       (333,695)
                                                                     ====================     ====================

    Pro forma basic and diluted net loss per share                   $          (5.09)        $          (5.53)

     In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company adopted this new standard prospectively on September 1, 2002, and its adoption had no impact on the company's financial statements.

     In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001. The company adopted this new standard prospectively on September 1, 2002, and its adoption had no impact on the company's financial statements.

     In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002, or for transactions occurring after May 15, 2002, related to SFAS 13, paragraph 8 and 9 (c). This statement rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS 64,

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     "Extinguishments of Debt Made to Satisfy Sinking-Funds Requirements". This Statement also rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The company adopted this new standard prospectively on September 1, 2002, and its adoption had no impact on the company's financial statements.

     In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity". This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement specifies that a liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability in SFAS 6 is met. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The company adopted this new standard prospectively on January 1, 2003, and its adoption had no impact on the company's financial statements.

     In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34", with disclosure requirements effective for periods ending after December 15, 2002 and recognition and measurement requirements effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

     FIN 45 provides a definition and examples of a guarantee and requires disclosure of the nature of the guarantee, the maximum potential amount of future payments, the carrying amount of the related liability, if any, the recourse provisions and assets held as collateral under the terms of the guarantee and the extent to which the proceeds of collateral would cover the maximum potential liability.

     It also clarifies the requirement of SFAS 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. It requires that the guarantor recognize a liability for the guarantee at its inception equal to its fair value at that time and that the liability is reduced as the risk under the guarantee reduces. The liability may be reduced at the end of the guarantee period, on a systematic amortization basis or as the fair value changes as appropriate.

     The company has adopted the disclosure requirements of FIN 45 for the periods ended May 31, 2003.

     In December 2002, the FASB issued Statement 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", revising the transition and disclosure provisions of SFAS 123. SFAS 148 allows companies to adopt SFAS 123 under three different methods. In addition, SFAS 148 requires increased disclosure for all companies, including those choosing not to adopt the accounting provision of SFAS 123. The transition and disclosure changes are effective for fiscal years ending after December 15, 2002. The company will disclose the information required in its annual financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entities. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first quarter beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. The company does not hold variable interest entities; consequently, the adoption of this new standard had no impact on the company's financial statements.

     In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The statement amends and clarifies accounting for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The amendments set forth in Statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The company will adopt this new standard prospectively on June 30, 2003, and its adoption will have no impact on the company's financial statements.

     In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement improves the accounting for certain financial instruments such as mandatorily redeemable preferred shares that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. In addition to its requirements for the classification and measurement of financial instruments in its scope, this statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance provided in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The company will adopt this new standard prospectively on June 1, 2003, and its adoption will have no impact on the company's financial statements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U. S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD- LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING INCREASED GLOBAL GEO-POLITICAL AND ECONOMIC UNCERTAINTY AND OUR ABILITY TO EXECUTE SUCCESSFULLY IN THESE UNCERTAIN CONDITIONS; CAPITAL SPENDING LEVELS IN THE TELECOMMUNICATIONS SECTOR; MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED COMPANIES; THE COMPETITIVE LANDSCAPE; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, GEO-POLITICAL, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

         ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


OVERVIEW

         Fiber-optic telecommunications companies, still dealing with reduced spending levels, were affected by a number of external forces during the past quarter including geo-political and economic uncertainty, the outbreak of SARS in Asia, as well as the declining strength of the U.S. dollar. To cope with market realities, network service providers (NSPs), the first link in the fiber-optic telecom supply chain, continued to service their debt-loads and preserve cash. Moreover, as capital expenditure (CAPEX) budgets increasingly drew nearer to maintenance-level run rates, NSPs turned their attention to operating expenditures (OPEX) for further savings. As a result, there is little evidence of an imminent recovery in the global fiber-optic telecom industry.

         Lower spending levels necessarily produced a trickle-down effect throughout the fiber-optic telecom industry; namely, for optical system and component manufacturers as well as for test, measurement, and monitoring equipment vendors. System manufacturers were negatively affected by the significant reduction in the deployment of long-haul optical networks, but benefited from some activity in metro and access networks. Optical component manufacturers were hardest hit by the downturn, given their position in the supply chain, relative stability of technology and excess manufacturing capacity in this sector. The ongoing consolidation within the optical component manufacturing market provides an inkling of its weaker health.

         Test, measurement and monitoring equipment vendors also felt the impact of reduced NSP spending with less demand for orders. In addition, distressed vendors increasingly applied pricing pressure to obtain contracts, which eroded margins across the board. The grey market for test and measurement instruments, especially involving optical component manufacturing applications, further compounded the soft market. On the other hand, test, measurement and monitoring vendors, whose products enable customers to lower OPEX, still attracted the attention of NSPs and system manufacturers for certain projects.

         Against this backdrop, EXFO adopted a two-fold approach in order to return to profitability: increase sales and reduce costs. To increase our sales, we deployed efforts to gain market share, especially in the NSP market. We also further leveraged our acquisitions of Avantas Networks and gnubi communications to heighten traction in the protocol-layer test sector. In addition, we maintained our focus on innovation with the introduction of 10 new products during the last quarter including the 2.5+ Gigabit Multi-Rate Transceiver for protocol-layer test applications, the Packet Blazer Fiber Channel test module for installation and commissioning of storage area networks, and the Integrated Applications Suite, which automates the operation of test modules within the FTB-400 field-testing platform. A common characteristic of these products is that it helps customers lower their OPEX. Our strategy has proven to be on target with a 10% increase in sales for our Portable and Monitoring product lines during the first three quarters of fiscal 2003 versus the same period last year.

         Although we undertook several steps to bolster our top line during this unprecedented market downturn -- gain market share, leverage our protocol-layer test acquisitions and introduce new products -- it wasn't enough due to continued depressed spending levels in the global fiber-optic telecom industry and the aforementioned external forces.

         With no signs of an imminent market recovery, we announced a major restructuring plan following the end of the third quarter. We reduced our workforce by 30%, exited the optical component manufacturing automation business and consolidated some of our manufacturing operations. The restructuring plan is expected to provide us with approximately $10 million in annualized pre-tax savings. Conversely, it will incur charges of approximately $4.8 million, including $348,000 in the quarter ended and substantially all the rest in the fourth quarter.

         During the second quarter of 2003, we launched the FTB-5500B Polarization Mode Dispersion (PMD) Analyzer, an essential test instrument for upgrading optical networks to 10 Gb/s and deploying a cascade of amplifiers. This patent-pending PMD Analyzer represents the only portable instrument that can characterize PMD levels in a network by sweeping through erbium-doped fiber amplifiers (EDFAs). Our PMD Analyzer can test an entire link with the utmost accuracy and repeatability in less than five seconds.

         In October 2002, we completed, through our newly created wholly-owned subsidiary EXFO Gnubi Products Group Inc., the acquisition of substantially all the assets of GNUBI COMMUNICATIONS, L.P., a multi-channel telecom and datacom testing solutions supplier with an established customer base of Tier-1 system vendors and research and development laboratories. This acquisition was made to fully complement our offering, to enhance our competitive position with network service providers and system vendors as well as to expand our presence in the data communications test market. This acquisition was settled for a total consideration of $4.7 million. The consideration paid consisted in $1.9 million in cash, $2.8 million by the issuance of 1.5 million subordinate voting shares and a cash contingent consideration up to a maximum of $2.9 million, based on sales volume for the twelve months following the acquisition. This acquisition has been accounted for using the purchase method and resulted in goodwill of $3.0 million.

         During the first quarter of 2003, we reached a base of more than 10,000 test platforms on the global market. We also launched two new products, including the FTB-9310 Channel Selector, for commissioning and lighting channels in dense wavelength-division multiplexing (DWDM) networks, and the X-Cite 120 Illumination System, for fluorescence microscopy applications.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the critical accounting policies and estimates in our most recent annual report filed with securities commissions. The following details the changes in critical accounting policies that occurred since our most recent annual report.

         IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. We assess impairment of goodwill on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. The amount of impairment loss, if any, is the excess of the carrying value of goodwill over its fair value. On September 1, 2002, upon the adoption of section 3062 of the Canadian Institute of Chartered Accountants Handbook (CICA) `'Goodwill and Other Intangible Assets", we performed an initial impairment test of goodwill based on a fair value method. For the purposes of this test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. For the purposes of this evaluation, we used discounted future cash flows as well as multiple of sales to estimate the fair value of each reporting unit. The assumptions used reflect our best estimates. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill was not considered impaired at that moment.

         Furthermore, we assess impairment of intangible assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value. We assess fair value of intangible assets based on discounted future cash flows.

         In May 2003, we assessed impairment of goodwill and intangible assets based on these new standards. Please refer to the `'Write-down of goodwill and intangible assets" section further in this document.

RESULTS OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations for the three months and the nine months ended May 31, 2002 and 2003, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in thousands of US dollars, except per share data and as otherwise noted. Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with U.S. GAAP, except as described in note 11 to our interim consolidated financial statements.

                                                         THREE MONTHS ENDED                NINE MONTHS ENDED
                                                               MAY 31,                          MAY 31,
                                                   -------------------------------- --------------------------------
                                                        2003            2002             2003            2002
                                                   --------------- ---------------- --------------- ----------------
                                                                             (UNAUDITED)
 Sales                                             $    15,103     $    16,348      $     47,604    $     51,087
 Cost of sales                                           9,858          17,080            25,087          42,497
                                                   --------------- ---------------- --------------- ----------------
 Gross margin (loss)*                                    5,245            (732)           22,517           8,590
                                                   --------------- ---------------- --------------- ----------------

 Operating expenses
      Selling and administrative                         7,654           8,750            22,298          28,327
      Net research and development                       5,882           3,454            12,681          10,272
      Amortization of property, plant and
          equipment                                      1,594           1,544             4,588           4,379
      Amortization of intangible assets                  1,264           3,236             3,746           9,976
      Write-down of intangible assets                    2,922          23,657             2,922          23,657
      Restructuring and other charges                      348           2,023               348           2,880
                                                   --------------- ---------------- --------------- ----------------
 Total operating expenses                               19,664          42,664            46,583          79,491
                                                   --------------- ---------------- --------------- ----------------

 Loss from operations                                  (14,419)        (43,396)          (24,066)        (70,901)
 Interest income, net                                      379             261               929           1,239
 Foreign exchange loss                                    (600)           (801)           (1,310)           (714)
                                                   --------------- ---------------- --------------- ----------------

 Loss before income taxes and amortization and
      write-down of goodwill                           (14,640)        (43,936)          (24,447)        (70,376)
 Income taxes                                           19,282         (14,751)           15,879          (9,569)
                                                   --------------- ---------------- --------------- ----------------

 Loss before amortization and write-down of
      goodwill                                         (33,922)        (29,185)          (40,326)        (46,056)
 Amortization of goodwill                                   --          12,409                --          24,859
 Write-down of goodwill                                  4,505         222,169             4,505         222,169
                                                   --------------- ---------------- --------------- ----------------

 Net loss for the period                           $   (38,427)    $  (263,826)     $    (44,831)   $   (305,556)
                                                   =============== ================ =============== ================

 Basic and diluted net loss per share              $     (0.61)    $     (4.29)     $      (0.71)   $      (5.06)

 Research and development data:
      Gross research and development               $     4,639     $     4,723      $     13,261    $     13,756
      Net research and development                 $     5,882     $     3,454      $     12,517    $     10,272

 Other data:**
 Pro forma net loss                                $    (4,067)    $    (3,930)     $     (8,843)   $     (9,966)
 Basic and diluted pro forma net loss per share    $     (0.06)    $     (0.06)     $      (0.14)   $      (0.17)

* Including inventory write-offs of $1,646 for the periods ended May 31, 2003, and of $9,101 and $18,463 for the three months and the nine months ended May 31, 2002, respectively.

** Net loss excluding amortization and write-down of goodwill, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges as well as inventory and tax credit write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 14 of this document for the detailed quantitative reconciliation.

                                                         THREE MONTHS ENDED                NINE MONTHS ENDED
                                                               MAY 31,                          MAY 31,
                                                   -------------------------------- --------------------------------
                                                        2003            2002             2003            2002
                                                   --------------- ---------------- --------------- ----------------
                                                                             (UNAUDITED)
 Sales                                                  100.0%          100.0%           100.0%          100.0%
 Cost of sales                                           65.3           104.5             52.7            83.2
                                                   --------------- ---------------- --------------- ----------------
 Gross margin (loss)*                                    34.7            (4.5)            47.3            16.8
                                                   --------------- ---------------- --------------- ----------------

 Operating expenses
      Selling and administrative                         50.7            53.5             46.8            55.4
      Net research and development                       38.9            21.1             26.7            20.1
      Amortization of property, plant and
          equipment                                      10.6             9.4              9.7             8.6
      Amortization of intangible assets                   8.4            19.8              7.9            19.5
      Write-down of intangible assets                    19.3           144.7              6.1            46.3
      Restructuring and other charges                     2.3            12.4              0.7             5.6
                                                   --------------- ---------------- --------------- ----------------
 Total operating expenses                               130.2           260.9             97.9           155.5
                                                   --------------- ---------------- --------------- ----------------

 Loss from operations                                   (95.5)         (265.4)           (50.6)         (138.7)
 Interest income, net                                     2.5             1.6              2.0             2.4
 Foreign exchange loss                                   (4.0)           (4.9)            (2.8)           (1.4)
                                                   --------------- ---------------- --------------- ----------------

 Loss before income taxes and amortization and
      write-down of goodwill                            (97.0)         (268.7)           (51.4)         (137.7)
 Income taxes                                          (127.6)          (90.2)           (33.3)          (47.6)
                                                   --------------- ---------------- --------------- ----------------

 Loss before amortization and write-down of
      goodwill                                         (224.6)         (178.5)           (84.7)          (90.1)
 Amortization of goodwill                                 -              76.3                -            73.1
 Write-down of goodwill                                  29.8         1,359.0              9.5           434.9
                                                   --------------- ---------------- --------------- ----------------

 Net loss for the period                               (254.4)%      (1,613.8)%          (94.2)%        (598.1)%
                                                   =============== ================ =============== ================

 Research and development data:
      Gross research and development                     30.7  %         28.9  %          27.9  %         26.9  %
      Net research and development                       38.9  %         21.1  %          26.3  %         20.1  %

 Other data:**
 Pro forma net loss                                      (8.5)%         (24.0)%          (18.6)%         (19.5)%

* Including inventory write-offs of 10.9% and 3.5% for the three months and the nine months ended May 31, 2003, respectively and of 40.1% and 26.9% for the three months and the nine months ended May 31, 2002, respectively. Excluding these inventory write-offs, gross margin would have reached 45.6% and 50.8% of sales for the three months and the nine months ended May 31, 2003, respectively and 51.2% and 53.0% of sales for the three months and the nine months ended May 31, 2002, respectively. This latter information is a non-GAAP measure.

** Net loss excluding amortization and write-down of goodwill, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges as well as inventory and tax credit write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 14 of this document for the detailed quantitative reconciliation.

SALES

         For the three months ended May 31, 2003, sales decreased 7.6% to $15.1 million from $16.3 million for the same period last year. The decrease in our sales in the third quarter of 2003 is mainly related to the continued slowdown in the telecommunications industry and the increase pricing pressure by vendors, which inevitably reduced our top line. Despite the acquisition of EXFO Gnubi, we were not able to maintain our sales level quarter over quarter.

         Fiber-optic telecommunications companies, still dealing with reduced spending levels, were affected by a number of external forces during the past quarter including geo-political and economic uncertainty, the outbreak of SARS in Asia, as well as the declining strength of the U.S. dollar. To cope with market realities, network service providers (NSPs), the first link in the fiber-optic telecom supply chain, continued to service their debt-loads and conserve cash. Moreover, as capital expenditure (CAPEX) budgets increasingly drew nearer to maintenance- level run rates, NSPs turned their attention to operating expenditures (OPEX) for further savings. As a result, there is little evidence of an imminent recovery in the global fiber-optic telecom industry.

         Lower spending levels necessarily produced a trickle-down effect throughout the fiber-optic telecom industry; namely, for optical system and component manufacturers as well as for test, measurement, and monitoring equipment vendors. System manufacturers were negatively affected by the significant reduction in the deployment of long-haul optical networks, but benefited from some activity in metro and access networks. Optical component manufacturers were hardest hit by the downturn, given their position in the supply chain, relative stability of technology and excess manufacturing capacity in this sector. The ongoing consolidation within the optical component manufacturing market provides an inkling of its weaker health.

         Test, measurement and monitoring equipment vendors also felt the impact of reduced NSP spending with less demand for orders. In addition, distressed vendors increasingly applied pricing pressure to obtain contracts, which eroded margins across the board. The grey market for test and measurement instruments, especially involving optical component manufacturing applications, further compounded the soft market. On the other hand, test, measurement and monitoring vendors, whose products enable customers to lower OPEX, still attracted the attention of NSPs and system manufacturers for certain projects.

         With regard to sales distribution, it was a 66%-34% split in favor of our Portable and Monitoring products for the three months ended May 31, 2003, compared to 53%-47% for the same period last year. We expect the sales split to be in the same range in upcoming quarters, given the state of the telecommunications industry.

         Net accepted orders decreased 9.6% to $14.1 million in the third quarter of 2003 from $15.6 million for the same period last year. Our net book-to-bill ratio decreased to 0.93 in the third quarter of 2003, compared to
0.95 for the same period last year.

         North American sales accounted for 59% and 51% of global sales for the three months ended May 31, 2003 and 2002, respectively. International sales represented 41% and 49% of global sales for the three months ended May 31, 2003 and 2002, respectively. The decrease in our international sales quarter over quarter is mainly due to the decrease in our sales to the Asian market. Most of our sales in this market are made through tenders, which may vary in number and significance from quarter to quarter. In addition, the SARS outbreak also affected our sales in Asia to some extent.

         We sell our products to a broad range of customers including telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories. For the three months ended May 31, 2003, we had two customers accounting for more than 10%, with our top three customers representing 25.9% of our sales. For the three months ended May 31, 2002, no customer accounted for more than 7.8% of our sales.

         For the nine months ended May 31, 2003, sales decreased 6.7% to $47.6 million from $51.1 million for the same period last year. The decrease in sales for the nine months ended May 31, 2003, is mainly related to the continued slowdown in the telecommunications industry and the increased pricing pressure by distressed vendors, which inevitably reduced our top line. Despite the acquisitions of EXFO Protocol and EXFO Gnubi, we were not able to maintain our sales level year over year.

         With regard to sales distribution, it was a 66%-34% split in favor of our Portable and Monitoring products for the nine months ended May 31, 2003, compared to 56%-44% in favor of our Portable and Monitoring products for the same period last year.

         North American sales accounted for 57% and 52% of global sales for the nine months ended May 31, 2003, and 2002, respectively. International sales represented 43% and 48% of global sales for the nine months ended May 31, 2003 and 2002, respectively. The shift in the geographic distribution of our sales is due to the decrease in sales to the Asian market, where most of our sales are made through tenders, which may vary in number and significance from period to period. In addition, the SARS outbreak also affected our sales in Asia to some extent.

         For the nine months ended May 31, 2003, no customer accounted for more than 9.5% of our sales, with our top three customers representing 19.4% of our sales. For the nine months ended May 31, 2002, no customer accounted for more than 6.5% of our sales.


GROSS MARGIN (LOSS)

         Gross margin amounted to 34.7% of sales for the three months ended May 31, 2003, compared to a gross loss of 4.5% for the same period last year.

         For the three months ended May 31, 2003 and 2002, we recorded write-offs for excess and obsolete inventories of $1.6 million and $9.1 million, respectively. These special charges were required considering our expected needs for the next 12 to 24 months and our exit from the automation business. Without these special charges, gross margin would have reached 45.6% and 51.2% of sales for these two periods, respectively. The percentage decrease quarter over quarter is due to the following reasons. First, current market conditions and the competitive landscape inevitably led to increased pricing pressure. Combined with a lower sales level in the third quarter of 2003, this prevented a better absorption of our fixed manufacturing costs, which ultimately caused margin erosion. Also, shift in product mix caused our gross margin to decrease. Our Portable and Monitoring products represented a larger portion of our sales in the third quarter of 2003, compared to the same period last year; these products tend to be lower-margin products. However, the decrease in our gross margin was offset in part by our restructuring efforts implemented in 2002 and our increased efficiency, as well as the shift in the geographic distribution of our sales. In the third quarter of 2003, this shift resulted in more sales in North America, where gross margins tend to be higher, and less sales made internationally, where gross margins tend to be lower.

         Gross margin amounted to 47.3% of sales for the nine months ended May 31, 2003, compared to 16.8% for the same period last year.

         For the nine months ended May 31, 2003 and 2002, we recorded write-offs for excess and obsolete inventories of $1.6 million and $18.5 million, respectively. As mentioned above, these special charges were required considering our expected needs for the next 12 to 24 months and our exit from the automation business. Without these special charges, gross margin would have reached 50.8% and 53.0% of sales for these two periods, respectively. The percentage decrease year over year is due the following reasons. First, current market conditions and the competitive landscape inevitably led to increased pricing pressure. Combined with a lower sales level in the first three quarters of 2003, this prevented a better absorption of our fixed manufacturing costs, which ultimately caused margin erosion. Also, shift in product mix caused our gross margin to decrease. Our Portable and Monitoring products represented a larger portion of our sales for the nine months ended May 31, 2003, compared to the same period last year; these products tend to be lower-margin products. However, the decrease in our gross margin was offset in part by our restructuring efforts implemented in 2002 and our increased efficiency, as well as the shift in the geographic distribution of our sales. For the nine months ended May 31, 2003, this shift resulted in more sales in North America, where gross margins tend to be higher, and less sales made internationally, where gross margins tend to be lower.

         We expect our gross margin to fluctuate in the upcoming quarters as our sales may fluctuate. Our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in the fiber-optic test, measurement and monitoring industry.


SELLING AND ADMINISTRATIVE

         For the three months ended May 31, 2003, selling and administrative expenses were $7.7 million, or 50.7% of sales, compared to $8.8 million, or 53.5% of sales for the same period last year. The dollar decrease is mainly related to lower expenses resulting from our restructuring plans, mainly implemented during the second and the third quarter of 2002 and lower commission expenses since our sales decreased quarter over quarter. However, this decrease was offset in part by the impact of the acquisition of EXFO Gnubi in October 2002. Overall, despite the acquisition EXFO Gnubi, we were able to reduce our selling and administrative expenses by more than $1 million, mainly because of our recent restructuring efforts and our cost-control measures.

         For the nine months ended May 31, 2003, selling and administrative expenses were $22.3 million, or 47.1% of sales, compared to $28.3 million, or 55.4% of sales for the same period last year. The dollar decrease is directly related to lower expenses resulting from our restructuring plans, mainly implemented during the second and the third quarter of 2002 and from lower commission expenses since our sales decreased year over year. However, this decrease was offset in part by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi in November 2001 and October 2002, respectively. Overall, despite the decrease in sales for the nine months ended May 31, 2003, compared to the same period last year and the effects of the acquisitions of EXFO Protocol and EXFO Gnubi, we were able to reduce our selling and administrative expenses by more than $6.0 million, mainly because of our recent restructuring efforts and our cost control measures.

         In June 2003, we announced additional cost-cutting measures that should enable us to reduce our selling and administrative expenses as a percentage of sales in upcoming quarters.

         Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, as well as provide quality service to customers and integrate our acquired businesses.


RESEARCH AND DEVELOPMENT

         For the three months ended May 31, 2003, gross research and development expenses totaled $4.6 million, or 30.7% of sales, compared to $4.7 million, or 28.9% of sales for the same period last year. The decrease in gross research and development dollars quarter over quarter is due to the effects of our recent restructuring actions mainly offset by the effects of the acquisition of EXFO Gnubi, which carried out research and development activities. The percentage increase can be explained by the fact that despite challenging market conditions, we continue investing heavily in research and development, which reflects our strong focus on innovation. We firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensuring the long-term growth and profitability of the company. In the third quarter of 2003, 48% of sales originated from products that have been on the market for two years or less.

         For the three months ended May 31, 2003, tax credits and grants from federal and provincial governments for research and development activities were $1.1 million, or 22.7% of gross research and development expenses, compared to $1.3 million, or 26.9% of gross research and development expenses for the same period last year. The decrease in our tax credits and grants, in dollar amounts, is mainly related to the end of certain government grant programs and the decrease in our gross research and development expenses. The primary reasons for the percentage decrease are the end of certain government grant programs and the recent acquisition of U.S.-based EXFO Gnubi, as we carried out more research and development activities in the U.S., where such activities are not eligible for tax credits.

         In the third quarter of 2003, we wrote off $2.3 million of Canadian federal tax credits for EXFO Protocol and will not record such credits for EXFO Protocol in the fourth quarter of 2003. Considering current and past year tax losses as well as current market conditions, we concluded (according to GAAP) that it was more likely than not that those tax credits will not be recovered and that a write-off was required. All tax credits written off can be carried forward indefinitely against future taxable income.

         As for net research and development expenses, they amounted to 38.9% and 21.1% of sales for the three months ended May 31, 2003 and 2002, respectively. This large increase is mainly due to the write-off of research and development tax credits. Although we intend to reduce our research and development expenses as a percentage of sales in the future and despite our recently announced cost-cutting measures, we expect to continue investing significantly in research and development in the next year, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. However, we expect our net research and development expenses to be reduced, as we will not record Canadian federal tax credits for EXFO Protocol in the fourth quarter.

         For the nine months ended May 31, 2003, gross research and development expenses totaled $13.3 million, or 27.9% of sales, compared to $13.8 million, or 26.9% of sales for the same period last year. The slight decrease in gross research and development dollars year over year is due to the effects of our recent restructuring actions, mostly offset by the effects of the acquisitions of EXFO Protocol and EXFO Gnubi, which carried out a significant level of our research and development activities. The percentage increase can be explained by the fact that despite challenging market conditions, we continue investing heavily in research and development, which reflects our strong focus on innovation despite the decrease in sales. For the nine months ended May 31, 2002 and 2003, 50% of sales originated from products that have been on the market for two years or less.

         For the nine months ended May 31, 2003, tax credits and grants from federal and provincial governments for research and development activities were $3.0 million, or 22.9% of gross research and development expenses, compared to $3.5 million, or 25.3% of gross research and development expenses for the same period last year. The decrease in our tax credits and grants, in dollar amounts, is mainly related to the end of certain government grant programs and the slight decrease in our gross research and development expenses. The primary reasons for the percentage decrease are the end of certain government grant programs and the recent acquisition of U.S.-based EXFO Gnubi, as we carried out more research and development activities in the U.S., where such activities are not eligible for tax credits.

         During the nine months ended May 31, 2003, we wrote off $2.3 million of Canadian federal tax credits for EXFO Protocol and will not record such credits for EXFO Protocol in the fourth quarter of 2003. Considering current and past year tax losses as well as current market conditions, we concluded according to GAAP that it was more likely than not that those tax credits will not be recovered and that a write-off was required.

         As for net research and development expenses, they amounted to 26.3% and 20.1% of sales for the nine months ended May 31, 2003 and 2002, respectively.


AMORTIZATION OF INTANGIBLE ASSETS

         In conjunction with the four strategic acquisitions that we made over the last two fiscal years and in the first quarter of 2003, we recorded $62 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisitions, resulted in amortization expenses of $1.3 million and $3.2 million for the three months ended May 31, 2003 and 2002, respectively, and of $3.7 million and $10.0 million for the nine months ended May 31, 2003 and 2002, respectively.

         Intangible assets related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions were reviewed for impairment in May 2002 and this resulted in a pre-tax impairment charge of $23.7 million in the third quarter of 2002. Considering this write-down, the amortization of intangible assets decreased by approximately $1.6 million in each of the three quarters of 2003, compared to the same periods last year. Also, as at August 31, 2002, acquired in-process research and development and work force related to the acquisitions made over the last two fiscal years were fully amortized, reducing current year amortization expense.

WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

         In May 2002, we performed an impairment test for goodwill and intangible assets, which resulted in impairment charges of $222.2 million for goodwill and $23.7 million for intangible assets.

         In May 2003, we performed our annual impairment test for goodwill for all our reporting units, except for our newly acquired EXFO Gnubi. Also, considering the persisting unfavorable market conditions affecting our subsidiaries' industry, we reviewed the carrying value of intangible assets related to these reporting units.

         As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions were impaired and we recorded a charge of $4.5 million to write down goodwill and a pre-tax charge of $2.9 million to write down core technology. Of the total impairment charge, $6.9 million related to EXFO Burleigh for goodwill and core technology and $555,000 related to EXFO Photonic Solutions for core technology.

         The write-down of goodwill and intangible assets of EXFO Burleigh was required considering that we will exit the optical manufacturing automation business since revenue potential represented a long-term prospect. The write-down of intangible assets of EXFO Photonic Solutions was required because revenue potential related to its acquired core technology were less than expected in the short and medium-term.

         However, no impairment of goodwill and intangible assets was required for EXFO Protocol since revenue potential from the protocol-layer testing market remains strong in the short and medium-term.

         For the purposes of estimating fair values, we used discounted future cash flows and multiple of sales. The discounted cash flows were estimated using periods ranging between 8 and 10 years, discount rate ranging between 15% and 20% and annual growth rate ranging between 5 and 35%. The multiple of sales used ranged between 0.7 and 2.3. The assumptions used reflect our best estimates.

         Goodwill will be reviewed for impairment in May 2004, or prior to that date if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value.


RESTRUCTURING AND OTHER CHARGES

         During the first three quarters of 2002, we implemented structured plans to align our cost structure to market conditions. Under these plans, we lowered our operating expenses, froze employee salaries, reduced our global work force and wrote down property, plant and equipment.

         As a result, we recorded restructuring and other charges of $2.9 million, consisting of $410,000 in severance expenses for the 101 employees who were terminated in the first quarter of 2002; $447,000 in severance expenses for the 57 employees who were terminated in the second quarter of 2002; $1.2 million in severance expenses for the 192 employees who were terminated as well as $868,000 for the write-down of property, plant and equipment in the third quarter of 2002.

         In the third quarter of 2003, we implemented an additional restructuring plan to realign our cost structure to current market conditions. The first part of this plan, which was effective in May 2003, resulted in 13 employees being terminated and severance expenses of $348,000. The second part of this plan, which will occur mainly in the fourth quarter of 2003, will reduce our workforce by 30% overall and related restructuring charges will be recorded as incurred.

         Our cost-cutting measures represented our best efforts to respond to the difficult market conditions. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.


INTEREST INCOME, NET

         Net interest income amounted to $379,000 and $261,000 for the three months ended May 31, 2003 and 2002, respectively. The increase in our net interest income in the third quarter of 2003, compared to the same period last year is directly related to the increase in our short-term investments as well as increase in interest rates.

         Net interest income amounted to $929,000 and $1.2 million for the nine months ended May 31, 2003 and 2002, respectively. The decrease in our net interest income for the first three quarters of 2003, compared to the same period last year, is directly related to the use of short-term investments to finance the strategic acquisitions of EXFO Protocol and EXFO Gnubi, our operating activities of fiscal 2002 and the purchases of property, plant and equipment.

         We expect our net interest income to remain relatively flat over the next quarter.


FOREIGN EXCHANGE LOSS

         Foreign exchange loss amounted to $600,000 for the three months ended May 31, 2003, compared to $801,000 for the same period last year. Foreign exchange loss amounted to $1.3 million for the nine months ended May 31, 2003, compared to $714,000 for the same period last year.

         The foreign exchange losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the last two quarters of 2003, the Canadian dollar value increased significantly, as compared to the US dollar resulting in significant foreign exchange losses during the second and third quarters of 2003. However, we were able to mitigate these losses with forward exchange contracts.

         We manage our exposure to currency risk with forward exchange contracts and operating activities denominated in currencies other than the Canadian dollar.

INCOME TAXES

         Our effective income tax recovery rate was 34.0% (before the future income tax assets valuation allowance) and 33.6% for the three months ended May 31, 2003 and 2002, respectively and 34.3% (before the future income tax assets valuation allowance) and 34.6% for the nine months ended May 31, 2003 and 2002, respectively.

         In the third quarter of 2003, we reviewed the carrying value of our future income tax assets. Considering current market conditions, as well as the fact that we recorded losses for the current and past year, and that we are exiting the automation business, we concluded that it was more likely than not that some of our future income tax assets will not be recoverable and that a valuation allowance was required. Even though the carrying period of our future income tax assets are very long or indefinite, GAAP requires future income tax assets to be recovered in short periods, especially for companies evolving in industries such as ours. Accordingly, we recorded a valuation allowance of $24.3 million to write off most of our future income tax assets mainly related to the parent company, EXFO Protocol and EXFO Burleigh. Future income tax assets written off consisted mainly in deferred tax losses, research and development expenses, as well as share issue expenses and provisions and accruals.

         From the $24.3 million valuation allowance, $12.1 million represent tax assets that can be carried forward indefinitely against future years' taxable income, while $12.2 million represent tax assets that can be carried forward against future years' taxable income mainly over the next seven years.

         The valuation allowance will be reversed accordingly as profits are generated, but the full amount will not be reversed until we demonstrate the ability to sustain long-term profitability.


AMORTIZATION OF GOODWILL

         In conjunction with the four strategic acquisitions that we made over the last two fiscal years and in the first quarter of 2003, we recorded $312.0 million in goodwill. The goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions was amortized over five years until August 31, 2002. This resulted in amortization expenses of $12.5 million and $37.3 million for the three and the nine months ended May 31, 2002, respectively. The acquisitions of EXFO Protocol and EXFO Gnubi have been accounted for using new accounting standards contained in sections 1581 and 3062 of the CICA handbook and, consequently, goodwill resulting from these acquisitions was not amortized.

         Since September 1, 2002, goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions is no longer amortized under new accounting standards. Consequently, we no longer have amortization expense for goodwill.


NET LOSS

         Net loss amounted to $38.4 million and $263.8 million for the three months ended May 31, 2003 and 2002, respectively. In terms of per share amounts, we recorded a net loss of $0.61 and $4.29 for the three months ended May 31, 2003 and 2002, respectively.

         Net loss amounted to $44.8 million and $305.6 million for the nine months ended May 31, 2003 and 2002, respectively. In terms of per share amounts, we recorded a net loss of $0.71 and $5.06 for the nine months ended May 31, 2003 and 2002, respectively.


PRO FORMA NET LOSS

         As a measure to assess financial performance, we use pro forma net loss and pro forma net loss per share. Pro forma net loss represents net loss excluding amortization and write-down of goodwill, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges as well as inventory and tax credit write-offs.

         Pro forma net loss amounted to $4.1 million and $3.9 million for the three months ended May 31, 2003 and 2002, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.06 for the three months ended May 31, 2003 and 2002. Pro forma net loss amounted to $8.8 million and $10.0 million for the nine months ended May 31, 2003 and 2002, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.14 and $0.17 for the nine months ended May 31, 2003 and 2002, respectively.

         Pro forma net loss is reconciled as follows:

                                                         THREE MONTHS ENDED                NINE MONTHS ENDED
                                                               MAY 31,                          MAY 31,
                                                   -------------------------------- --------------------------------
                                                        2003            2002             2003            2002
                                                   --------------- ---------------- --------------- ----------------
                                                                             (UNAUDITED)
 Net loss in accordance with GAAP                  $   (38,427)    $   (263,826)    $    (44,831)   $   (305,556)

 Pro forma adjustments:
 Amortization of goodwill                                   --           12,472               --          37,331
 Amortization of intangible assets                       1,264            3,236            3,746           9,976
 Write-down of goodwill                                  4,505          222,169            4,505         222,169
 Write-down of intangible assets                         2,922           23,657            2,922          23,657
 Tax effect on amortization of intangible assets          (430)          (1,086)          (1,284)         (3,512)
 Tax effect on write-down of intangible assets            (993)          (7,942)            (993)         (7,942)
 Restructuring charges and inventory and tax
      credit write-offs                                  4,291           11,124            4,291          21,343
 Tax effect on restructuring charges and
      inventory and tax credit write-offs               (1,459)          (3,734)          (1,459)         (7,432)
 Future income tax assets valuation allowance           24,260               --           24,260              --
                                                   --------------- ---------------- --------------- ----------------

 Pro forma net loss                                $    (4,067)    $     (3,930)          (8,843)         (9,966)
                                                   =============== ================ =============== ================

 Basic and diluted net loss per share              $     (0.61)    $      (4.29)    $      (0.71)    $     (5.06)
 Basic and diluted pro forma net loss per share    $     (0.06)    $      (0.06)    $      (0.14)    $     (0.17)

         We provide pro forma financial information to help the investor better understand our operating results. This information is not in accordance with, or an alternative to, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our major investments and meet our capital expenditure requirements mainly through cash flows from operations, the use of cash and cash equivalents and short-term investments and the issuance of subordinate voting shares.

CASH POSITION AND SHORT-TERM INVESTMENTS

         As at May 31, 2003, cash and cash equivalents as well as short-term investments consisted of $61.8 million. Our working capital was at $83.5 million. Our cash and cash equivalents and short-term investments increased by $4.0 million since February 28, 2003; this was mainly due to an unrealized foreign exchange gain on cash and cash equivalents and short-term investments. This unrealized foreign exchange gain results from the translation of our financial statements in US dollars, which is our reporting currency and is recorded in the cumulative translation adjustment in the balance sheet.

         As at May 31, 2003, total commitments under operating leases and long-term debt over the next twelve months amounted to approximately $1.5 million. Also, in accordance with the assets purchase agreement for the acquisition of EXFO Gnubi, we may have to pay a contingent cash consideration up to $2.9 million in December 2003. Finally, we expect to pay $3.0 million in severances expenses in the upcoming months under our restructuring plan announced last June. On the other hand, we should recover $2.8 million in income taxes and tax credits over the next twelve months.


OPERATING ACTIVITIES

         Cash flows used by operating activities were $92,000 and $2.6 million for the three months ended May 31, 2003 and 2002, respectively. Cash flows used by operating activities in the third quarter of 2003 were primarily due to the net loss after items not affecting cash and cash equivalents of $7.2 million, offset by the decrease of income taxes and tax credits recoverable of $5.1 million, the decrease of inventories of $1.5 million and the increase of deferred grants of $1.2 million. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the quarter, of income taxes and research and development tax credits recoverable from previous periods. The decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the continued slowdown in our industry. Finally, the increase in our deferred grants is due to the cashing in, during the quarter, of government grants, for which we have not yet met all conditions to recognize revenue in the statement of earnings.

         During the third quarter of 2003, the major items not affecting cash and cash equivalents consisted of inventory and tax credit write-offs of $3.9 million, amortization expenses of $2.9 million, future income tax recovery of $7.2 million, future income tax assets valuation allowance of $24.3 million and write-down of goodwill and intangible assets of $7.4 million.

         Cash flows provided by operating activities were $9.3 million for the nine months ended May 31, 2003, compared to cash flows used of $9.0 million for the same period last year. Cash flows provided by operating activities for the nine months ended May 31, 2003, were primarily due to the decrease of accounts receivable of $2.8 million, the decrease of income taxes and tax credits recoverable of $15.7 million, the decrease of inventories of $5.5 million as well as the increase of deferred grants of $1.1 million, less the net loss after items not affecting cash and cash equivalents of $15.0 million. The decrease in our accounts receivable is related to the decrease in our sales level and the recovery, during the period, of government grants. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the period, of income taxes and research and development tax credits recoverable from previous periods. The decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the continued slowdown in our industry. Finally, the increase in our deferred grants is due to the cashing in, during the quarter, of government grants, for which we have not yet met all conditions to recognize revenue in the statement of earnings.

         During the nine months ended May 31, 2003, the major items not affecting cash and cash equivalents consisted of inventory and tax credit write-offs of $3.9 million, amortization expenses of $8.3 million, future income tax recovery of $14.3 million, future income tax assets valuation allowance of $24.3 million and write-down of goodwill and intangible assets of $7.4 million.

FINANCING ACTIVITIES

         Cash flows used by financing activities were $13,000 and $23,000 for the three months ended May 31, 2003 and 2002, respectively and $76,000 and $70,000 for the nine months ended May 31, 2003 and 2002, respectively. Cash flows used by financing activities in these periods were mainly due to the repayment of our long-term debt.

         As at May 31, 2003, we had credit facilities that provide for advances of up to CA$10 million (US$7.3 million) under a line of credit. This line of credit bears interest at prime rate.

         The annual minimum principal repayments of our long-term debt over the next five fiscal years range from $100,000 to $166 000 a year.

INVESTING ACTIVITIES

         Cash flows used by investing activities were $1.3 million for the three months ended May 31, 2003, compared to cash flows provided by investing activities of $1.4 million for the same period last year.

          In the third quarter of 2003, we acquired $1.1 million in short-term investments and we paid $234,000 for the purchases of property, plant and equipment and intangible assets.

         Cash flows used by investing activities were $13.1 million for the nine months ended May 31, 2003, compared to cash flow provided by investing activities of $8.5 million for the same period last year.

         For the nine months ended May 31, 2003, we acquired for $9.0 million in short-term investments and we paid $1.9 million and $2.3 million, respectively, for the acquisition of EXFO Gnubi and the purchases of property, plant and equipment and intangible assets.

OUTLOOK

         There can be no assurance as to whether and when we will return to profitability or that our sales will return to prior levels. However, we believe that our cash balances and short-term investments, combined with cash flows from operations and available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for at least the next 12 months. On the other hand, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.


STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 3,550,020 as at May 31, 2003. The weighted average exercise price of those stock options was $15.49, compared to the market price of $2.85 per share as at May 31, 2003. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at May 31, 2003:

                                                                                           WEIGHTED
                                                                      % OF ISSUED           AVERAGE
                                                                          AND              EXERCISE
                                                      NUMBER          OUTSTANDING            PRICE
                                                  ---------------    ---------------     --------------
Chairman of the Board, President and CEO
(one individual)                                       150,482               4.24%       $       9.91
Board of Directors (four individuals)                  131,875               3.71%       $       7.41
Management and Corporate Officers
(nine individuals)                                     562,280              15.84%       $      16.42
                                                  ---------------    ---------------     --------------

                                                       844,637              23.79%       $      13.86
                                                  ===============    ===============     ==============

         On September 1, 2002, we adopted prospectively the new section 3870 of the CICA handbook, "Stock-Based Compensation and Other Stock-Based Payments" and the new rules of this section apply to awards granted after that date. As permitted by the CICA, we choose not to account for the stock-based compensation costs arising from awards to employees, but we complied with the required pro forma disclosures with respect to net earnings and net earnings per share in our interim consolidated financial statements. During the nine months ended May 31, 2003, we granted 1,206,275 options to our employees with an average exercise price of $2.21. Using the Black-Scholes valuation model, the weighted average fair value per option is $0.83 and the aggregate stock-based compensation costs for these options is $1,002,400. These compensation costs will be amortized using the graded vesting method over the vesting period being four years, resulting in stock-based compensation costs of $403,500, $307,300, $190,700, $91,900 and $9,000 over the next five fiscal years, respectively.

         Like many other companies, we do not believe that the use of the Black-Scholes option valuation model provides a reliable single measure of the fair value of our employees' stock options and stock awards, mainly because this model was developed for use in estimating fair value of traded options and because it requires the input of highly subjective assumptions, including the expected stock price volatility.

NEW ACCOUNTING STANDARDS

         In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. We adopted this new standard prospectively on September 1, 2002. We elected not to account for stock-based compensation costs arising from awards to our employees using the fair value-based method and, consequently, the adoption of this new standard had no impact on our financial results. However, we complied with the standard by providing the required pro forma disclosures.

         In August 2001, the CICA issued section 3062 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of this section. For any acquisitions completed after June 30, 2001, goodwill is not amortized.

         We adopted section 3062 prospectively on September 1, 2002. Since the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, we performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired at that moment.

         Furthermore, goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred. We elected to perform our annual impairment test in May of each year for all our reporting units. Please refer to the section entitled "Write-down of intangible assets and goodwill" of this document for a complete description of this test.

         In November 2002, the CICA issued section 3063, "Impairment of Long-Lived Assets", which is effective for fiscal years beginning on or after April 1, 2003. This new section changes existing rules for recognition and measurement of long-lived assets held for use. The section requires that an impairment charge be measured as the excess of the carrying value of an intangible asset over its fair value. We adopted this new section prospectively on April 1, 2003, and test our intangible assets under its new provisions. Please refer to the section entitled "Write-down of intangible assets and goodwill" of this document for a complete description of this test.

         In November 2002, the CICA issued section 3475, "Disposal of Long-lived Assets and Discontinued Operations", which is effective for disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. Under the new section, a long-lived asset to be disposed of other than by sale continues to be classified as held and used until it is disposed of; a long-lived asset classified as held for sale is measured at the lower of its carrying value of fair value less cost to sell; a loss recognized on classification of long-lived assets as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and discontinued operations are defined more broadly than under existing rules. We adopted this new standard prospectively on May 1, 2003, and its adoption had no impact on our financial statements.

RISKS AND UNCERTAINTIES

         Over the past few years, we have been able to manage our activities, focus on research and development of new and innovative products, penetrate international markets and close important strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the fiber-optic test, measurement and monitoring industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts.

         The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosures documents published with securities commissions.